March 6, 2006


Mr. Michael Moran
Branch Chief
United States Securities and Exchange Commission
Washington, DC  20549

Re:      The Great Atlantic & Pacific Tea Company, Inc.
         Form 10K for the fiscal year ended February 26, 2005
         File No. 1-4141

Dear Mr. Moran:

In reference to your letter dated February 21, 2006, we provide responses below.

Form 10-K for the fiscal year ended February 26, 2005
-----------------------------------------------------

Management's Discussion and Analysis
------------------------------------

Store Operating, General and Administrative Expense
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1.   We  understand  from  your  response  that  prior to the  change  in policy vacation earned during the calendar year was not vested until January 1 of the following year. Effective January 1, 2005 the policy was changed such that vacation vests as earned. Under both policies employees must take vested vacation by December 31st. Please clarify why the company's liability to its employees for vacation was reduced as a result of this policy change. You stated the change in policy was announced December 3, 2004 and was effective January 1, 2005 for calendar year 2004. Since the vacation earned during 2004 was not vested until January 1, 2005, did you reverse the liability for the vacation accrued by employees throughout 2004 because you changed the policy? If so, please tell us the accounting basis for reversing the vacation liability. Or, please advise if the employees were given from December 3, 2004 to January 1, 2005 to use the vacation earned during 2004 with any remaining forfeited. Tell us and disclose components of the reduction in vacation of $8.6 million including the amount of vacation the employees forfeited. Please confirm that the vacation forfeited was vacation accrued in 2003 that had vested as of January 1, 2004 and had not been used as of December 31, 2004. Show us what your revised disclosure will look like explaining the nature of this adjustment.

     We have responded to each of your questions below. The following summarizes the change from the old vacation policy to the new vacation policy and the related accounting.

     Our old vacation policy is consistent with the example provided in paragraph 12 of SFAS No. 43, "Compensated Absences", which states "...if new employees receive vested rights to two-weeks' paid vacation at the beginning of their second year of employment with no pro rata payment in the event of termination during the first year, the two-weeks' vacation would be considered to be earned by work performed in the first year and an accrual for vacation pay would be required for new employees during their first year of service, allowing for estimated forfeitures due to turnover." Accordingly, under the old policy, we recorded a vacation accrual, net of estimated forfeitures, in the first year, even though non-union employees received vested rights at the beginning of the second year.

     The vacation operating policy change which was effective on January 1, 2005, eliminated the vested right to vacation at the beginning of the second year and replaced that operating policy with the non-union employee earning vacation in the same year the non-union employee is entitled to take such vacation. Consequently, under the old policy a non-union employee would have been entitled to take 2 weeks vacation on January 1 (per the above example), but under the new policy the non-union employee would not be vested for any vacation on January 1. In other words, the non-union employees have had their benefits changed such that it takes longer to earn vacation.

     o "You stated the change in policy was announced December 3, 2004 and was effective January 1, 2005 for calendar year 2004."

         Response:
         --------
         There has been a misunderstanding of our statement and we are providing the following to further clarify.

         The operating policy was effective for calendar year 2005. For calendar year 2004, non-union employees would be entitled to take the vacation that vested on January 1, 2004, but would earn vacation related to 2005 during 2005 (and not during 2004).


     o "Since the vacation earned during 2004 was not vested until January 1, 2005, did you reverse the liability for the vacation accrued by employees throughout 2004 because you changed the policy?"

         Response:
         --------
         Yes.


     o "If so, please tell us the accounting basis for reversing the vacation liability. Or, please advise if the employees were given from December 3, 2004 to January 1, 2005 to use the vacation earned during 2004 with any remaining forfeited."

         Response:
         --------
         We reversed the vacation liability that was being earned for use in calendar year 2005. Under the change in operating policy, this vacation was no longer considered earned during 2004 to be taken in 2005. Non-union employees are required to earn the vacation from January 1, 2005 forward. Non-union employees were not permitted to use any vacation in calendar 2004 that was previously considered earned for use in calendar year 2005.


     o "Tell us and disclose the components of the reduction in vacation accrual of $8.6 million including the amount of vacation the employees forfeited."

         Response:
         --------
         There were no additional vacation forfeitures caused by this change in policy. The vacation liability accrual is calculated based on estimated gross liability less estimated forfeitures. Estimated forfeitures totaled approximately $0.8 million; the balance of the $8.6 million reflects the adjustment to the liability due to the change in policy.


     o "Please confirm that the vacation forfeited was accrued vacation in 2003 that had vested as of January 1, 2004 and had not been used as of December 31, 2004."

         Response:
         --------
         We confirm that approximately $0.1 million of vacation that was accrued in 2003, vested as of January 1, 2004 and that had not been used as of December 31, 2004 was forfeited. The $0.8 million of estimated forfeitures mentioned above relates to vacation that was accrued in 2004, but had not vested as of the change in the vacation operating policy at December 3, 2004.

     o "Show us what your revised disclosure will look like explaining the nature of this adjustment."

         Response:
         --------
         We will revise our disclosure in future filings to be as follows:

         "Prior to the change in the vacation operating policy, non-union employees were fully vested on the first day of the calendar year. As such under SFAS No. 43, "Compensated Absences", the Company accrued vacation as it was earned by non-union employees (earned in the calendar year immediately preceding the January 1 vesting date). Under the new vacation operating policy, non-union employees vest over the year that vacation is earned, and accordingly, the Company recorded a one-time adjustment to reduce the liability."


If you wish to discuss any of these comments directly, please contact me at 201-571-4363.


Sincerely,


Brenda M. Galgano
Senior Vice President
Chief Financial Officer